SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment _________) 1

Entertainment Is Us, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

29381R 10 8
(CUSIP Number)

Benjamin G. Lombard, Esq. Reinhart Boerner Van Deuren s.c. 1000 North Water Street, Suite 2100 Milwaukee, Wisconsin 53202 414-298-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

_________________

[1]
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29381R 10 8	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kyoko Kanayama
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,871,600
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 68,871,600
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,871,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 64.8%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29381R 10 8      Page   3   of   7   Pages

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Entertainment Is Us, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One Magnificent Mile, 980 North Michigan Avenue, Suite 1400, Chicago, IL 60611.

Item 2. Identity and Background

The person filing this statement is Kyoko Kanayama. Ms. Kanayama's residential address is 6-15 Otowa-Cho, Aoi-Ku, Shizouka City, Shizouka 420-0834 Japan.

Kyoko Kanayama is a citizen of Japan and her principal occupation is private investor and business person. Kyoko Kanayama's husband, Noriyuki Kanayama, serves as Chief Executive Officer of the Company and its wholly owned subsidiary, Sunkyo Corporation ("Sunkyo").

Kyoko Kanayama has not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The family of Kyoko Kanayama founded Sunkyo and Ms. Kanayama had been the sole shareholder of Sunkyo prior to the share exchange transaction completed in October 2005. Sunkyo engaged in series of share exchange transactions (the "Share Exchange") which resulted first in the acquisition of Sunkyo by Entertainment Is Us, Inc., a privately-held Nevada corporation ("EIU"), and then the acquisition of EIU by the Company. The acquisition of EIU by the Company was completed on October 12, 2005. On or about that date, a total of 68,871,600 shares of Common Stock of the Company were issued to the six British Virgin Islands corporations indirectly controlled by Ms. Kanayama. Prior to the date of this filing, all 68,871,600 of these shares of Common Stock have been consolidated with one British Virgin Islands corporation, Tralar Limited. See Item 5 below for additional information.

CUSIP NO. 29381R 10 8      Page   4   of   7   Pages

Item 4. Purpose of Transaction

The transaction requiring the filing of this statement is described in Item 3 above. Noriyuki Kanayama is a director and the Chief Executive Officer of the Company and together Kyoko Kanayama and Noriyuki Kanayama, based on Mr. Kanayama's position with the Company and the number of shares of Common Stock beneficially owned by Kyoko Kanayama, are able to control the Company and the outcome of stockholder votes with respect to matters such as the composition of the board of directors of the Company, amendments to the certificate of incorporation or by-laws of the Company, and possible mergers or control contests with respect to the Company.

On April 12, 2006, Noriyuki Kanayama sent a letter to Gary Stewart demanding that he resign as a director and the Chief Financial Officer of the Company. To date, Gary Stewart has not resigned. As a result, Kyoko Kanayama intends to submit a written consent through Tralar Limited to remove Gary Stewart from the Board of Directors of the Company. Immediately following Gary Stewart's removal as a director, it is expected that Gary Stewart will be removed as the Company's Chief Financial Officer. Following Gary Stewart's removal as a director, Kyoko and Noriyuki Kanayama may propose one or more new directors to join the Company's Board of Directors and implement other changes in the composition of the Company's Board of Directors and management.

Kyoko Kanayama believes that, in connection with the Share Exchange, shares of Common Stock were issued to persons or entities that should have been issued to Tralar Limited or otherwise controlled by Kyoko Kanayama. Kyoko Kanayama is currently seeking to obtain control of these shares and that process may result in the acquisition of beneficial ownership of additional shares of Common Stock by Kyoko Kanayama.

Peter David Voss has stated that he controls 13,475,800 shares of Common Stock for the benefit of Kyoko Kanayama. Mr. Voss has promised to transfer these shares to Tralar Limited and has delivered stock certificates for these shares, but has not delivered stock powers or other necessary documentation to transfer these shares to Tralar Limited despite repeated requests. These 13,475,800 shares of Common Stock are not included in the shares of Common Stock reported in Item 5 as beneficially owned by Kyoko Kanayama due to the uncertainty of when Mr. Voss will fulfill his promise to transfer these shares to Tralar Limited. Ms. Kanayama may need to initiate litigation against Mr. Voss to obtain control of these shares.

In addition, Kyoko Kanayama believes that Peter David Voss, either directly or through his wife, Kathryn Voss, or others, controls a number of corporations that hold shares of Common Stock constituting in the aggregate at least 11% of the outstanding shares of Common Stock. Kyoko Kanayama believes that these shares should have been issued to Tralar Limited or otherwise controlled by Kyoko Kanayama, and Ms. Kanayama may need to initiate litigation against Mr. Voss to obtain control of these shares.

CUSIP NO. 29381R 10 8      Page   5   of   7   Pages

Except as set forth in this Item 4, Kyoko Kanayama currently has no plans or proposals which would relate to or result in:

(a)    The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)    An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)    A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)    Any change in the present board of directors or management of the Company including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)    Any material change in the present capitalization or dividend policy of the Company;

(f)    Any other material change in the Company's business or corporate structure;

(g)    Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)    Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)    Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Kyoko Kanayama has sole voting and dispositive power over a total of 68,871,600 shares of Common Stock held by Tralar Limited, a British Virgin Islands corporation, which constituted approximately 64.8% of the outstanding shares of Common Stock based on 106,361,719 shares of Common Stock outstanding as of February 16, 2006, as reported in the Company's Form 10-QSB for the quarter ended December 31, 2005. The shares of Tralar Limited are held by a nominee holder who takes direction solely from Kyoko Kanayama as to the shares of Common Stock held by Tralar Limited.

CUSIP NO. 29381R 10 8      Page   6   of   7   Pages

On May 1, 2006, Tralar Limited acquired a total of 25,316,550 shares of Common Stock from three British Virgin Islands corporations, Romaine Enterprises Limited, Rosemoor Properties Limited and Starfire International Limited. These three entities acquired the shares of Common Stock pursuant to the Share Exchange which was completed on October 12, 2005, and Ms. Kanayama indirectly controls these three entities.

On May 15, 2006, Tralar Limited acquired a total of 34,728,750 shares of Common Stock from two British Virgin Islands corporations, Lankton Limited and Altrea Limited. These two entities acquired the shares of Common Stock pursuant to the Share Exchange which was completed on October 12, 2005, and Ms. Kanayama indirectly controls these two entities.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 5 includes a description of any arrangements relating to the shares of Common Stock beneficially owned by Kyoko Kanayama.

Item 7. Material to be Filed as Exhibits

None.

CUSIP NO. 29381R 10 8      Page   7   of   7   Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2006

/s/ Kyoko Kanayama
Kyoko Kanayama